

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2018

Jason K. Giordano
Co-Executive Chairman
Collier Creek Holdings
200 Park Avenue, 58th Floor
New York, New York 10166

   Re: Collier Creek Holdings
     Draft Registration Statement on Form S-1
     Submitted June 5, 2018
     CIK No. 0001739566

Dear Mr. Giordano:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your disclosure throughout the prospectus regarding providing an "attractive risk-adjusted return" for your shareholders. Please clarify what you mean by this term and balance it with disclosure that indicates the returns may be negative or positive.

2. Please revise to balance the disclosure of Pinnacle Foods' Adjusted EBITDA with the net income or loss over the same period. Also, as Messrs Deromedi and Giordano served until 2015, please revise these figures to reflect the period during which they were directors rather than through 2017.

3.　　Please ensure that the information about your management's track record is balanced, with equally prominent discussion of any management experience with similar transactions initiated but abandoned, unsuccessful transactions, or transactions or entities that generated losses for investors. In this regard, we note the reference to Constellation Healthcare Technologies on page 34.

4.　　Please explain what you mean by "opportunities to capitalize on secular changes in consumer behavior" on pages 3 and 73.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419, page 88

5.　　Please revise to include disclosure related to the possibility that you may require shareholders to tender their stock certificates in connection with a tender offer or redemption, rather than simply voting against the business combination.

6.　　Please revise to include disclosure related to the limitations on redemption rights of stockholders holding more than 15% of the shares sold in the offering.

Management, page 94

7.　　We note your disclosure on page 92 that you currently have four executive officers. Please indicate who those executive officers are in this section. Also, refer to your disclosure on page 102 which states that all officers, directors and director nominees as a group consists of three individuals.

Principal Shareholders, page 102

8.　　Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Collier Creek Partners LLC.

General

9.　　Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

10.　　Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its first use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

      You may contact Franklin Wyman at 202-551-3660 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                             Division of Corporation Finance
                                                             Office of Healthcare & Insurance

cc: Daniel E. Nussen, Esq.